Exhibit 8.1

Subsidiaries of Marti Technologies, Inc.

The following list sets forth the subsidiaries of Marti Technologies, Inc.:

Name of Subsidiary	Jurisdiction of Incorporation
Marti Technologies I Inc. (formerly Marti Technologies Inc.)	Delaware
Marti Ileri Teknolojileri AS.	Turkey